SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of,	March	2010
Commission File Number	001-31395
Canadian Superior Energy Inc.
(Translation of registrant’s name into English)
Suite 3200, 500 - 4th Avenue, SW, Calgary, Alberta, Canada T2P 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document	Description

1.	News release, dated March 30, 2010.

Document 1

For Immediate Release	March 30, 2010

CANADIAN SUPERIOR ENERGY REPORTS ITS FINANCIAL AND OPERATING RESULTS FOR THE QUARTER AND YEAR ENED DECEMBER 31, 2009

CALGARY, ALBERTA--(Marketwire – March 30, 2010) - Canadian Superior Energy Inc. ("Canadian Superior" or the "Company") (TSX:SNG) (NYSE Alternext US:SNG) announced today the release of its fourth quarter and year-end financial results for 2009. The "Management's Discussion and Analysis" and audited consolidated financial statements for the year ended December 31, 2009, can be viewed on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

In addition Canadian Superior announced it has filed its statements of reserves data and other oil and gas information for the year ended December 31, 2009  (the "Statement of Reserves Data"), as mandated by National Instrument 51-101 - Standards of Disclosure for Oil and Gas Activities. The Statement of Reserves Data is included in the annual information form of Canadian Superior for the year ended December 31, 2009 (the "AIF"). Copies of Canadian Superior's AIF may be obtained on SEDAR.

Financial and Operating Highlights

•
In September, 2009, the Company emerged from protection under the Companies’ Creditors Arrangement Act (Canada) (“CCAA”). A new board of directors was appointed and the Company obtained a new $25 million line of credit which has since been increased to $40 million.

•	In January 2010, the Company completed a private placement for gross proceeds of approximately $59.5 million and named James H.T. Riddell to the board of directors.

•	Converted all the issued and outstanding Series A Preferred Shares for an equal number of Series B Preferred Shares and extended the redemption date from December 31, 2010 to December 31, 2011.

•
In consideration of the current industry environment and market conditions, the Company announced in December 2009 that it relinquished its Mayflower and Marauder (Nova Scotia offshore exploration licenses 2406 and 2415). The Company did extend the Mariner Block (2409) until at least December 31, 2010.

•
Effective January 1, 2010, the Company entered into a financial hedge whereby a Canadian chartered bank will cover 5500 GJ/day for a period January 1, 2010 to December 31, 2010at $5.50 CAD/GJ against AECO monthly average index.

•	Western Canada average daily production for the fourth quarter averaged 3,058 boe/d compared to 2,548 boe/d for the previous quarter. On a full year basis, average daily production was 3,020 boe/d in 2009 compared to 3,442 boe/d in 2008. The year-over-year decrease in volumes is primarily due to natural declines combined with minimal  capital expenditures in 2009 imposed during the period the Company was under CCAA protection.

•
The Company’s proved plus probable reserves were 9,907 MBOE at December 31, 2009 compared to 10,585 MBOE for the previous year. The reduction was due to lack of reserve replacement related to the lower capital expenditures in 2009.

•
Petroleum and natural gas sales decreased from $74.5 million in 2008 to $33.7 million in 2009. The decrease is mainly due to significant declines in commodity prices , natural declines in production volumes in 2009 compared to 2008 and  the Company’s inability to tie-in the successful wells from the 2008 drilling program due to limited capital available during CCAA.

•
The Company was forced to postpone the 2009 drilling program until the Company exited from CCAA protection. The Company drilled 13 gross exploration wells (11.4 net) during November and December 2009 which satisfied the flow through commitment. The Company has approximately 800 boe/d awaiting tie-in.

•
The increased loss in 2009 of $(53.3) million compared to the loss of $(23.8) million in 2008 is primarily due to decline in natural gas prices, $18.8 million in restructuring costs related to the receivership of the Trinidad Block 5 (c) asset and CCAA proceedings,  and the write-down of the Canadian petroleum and natural gas properties of $57.5 million. The write down was primarily related primarily to pricing and slightly lower proved reserves in 2009 compared to 2008.  In addition, approximately $40 million of unproved properties were added to the full cost pool, including $20 million related to East Coast Canada.

•
The Company is planning the Zarat North appraisal well to be drilled in Tunisia. The rig selection process is well underway and the Company expects to have a contract in place soon.  It is currently anticipated the well will be completed by year end.

•
Geotechnical work continues on the 5c Block offshore Trinidad. The Company, together with its’ partner and operator BG, are working to determine the optimal appraisal and commercialization strategy for the block.  It is currently anticipated that an appraisal well will be drilled later this year or early next year. With the respect to the MG Block, the Company has met with Petrotrin and the Ministry of Energy and has formally requested that our obligations be transferred to a less environmentally sensitive and more prospective area. While we are hopeful that our request will be granted, it is possible that in order to relinquish the block we will be required to pay some portion of the performance security referenced in the MG Block Farm-in agreement.

•
The Liberty LNG regassification project is on budget and moving forward with submission of a construction permit planned for July of this year. The Company continues to review joint venture opportunities related to this project.

•	Canadian Superior has engaged Parkman Whaling, Alpha Petroleum Services and Ryder Scott for specific support services in Trinidad and Tunisia.

Business Overview and Future Strategy

With the Company exiting CCAA in September 2009, constituting a new board, negotiating a new banking arrangement and completing the Private Placement in January 2010, the Company is focused on the maximization of long-term sustainable value to the shareholders by:

•	Hiring a Chief Executive Officer with the skills and strategic vision to extract value from the Company’s assets while pursuing new areas of growth.

•	Increasing the value of the Company’s interests in Trinidad and Tobago, including a realistic and timely development plan for Block 5(c) with the Company’s partner BG.

•
Appraisal, development and production of crude oil and natural gas from the 7th of November Block. Further, refining the various exploration prospects identified on the Block and seeking additional exploration and exploitation opportunities elsewhere in Tunisia and Libya.

•
Developing the Western Canada asset base to increase average daily production along with replacement of producing reserves on an economic and cost effective basis by exploitation, full-cycle exploration and strategic acquisition.  The Company is currently evaluating its entire acreage position in anticipation of an aggressive, multi-year drilling program commencing in the third quarter of 2010.  Capital expenditures planned for the balance of 2010 will be approximately $25 million with near-term focus on the Drumheller and Kaybob core areas.

•	Evaluating synergistic growth opportunities in North America focusing on both conventional and unconventional oil projects.

•	Re-imaging the Company and continuing to build an ethical and transparent business culture.

Speaking today, Marvin M. Chronister, Canadian Superior’s Chairman of the Board, said, “While the Company has been through a very difficult period during 2009, we believe it has emerged and continues to evolve as a much stronger company than it has ever been.  We are aggressively pursuing our growth strategy and development of our assets.  Therefore, we believe the best is still to come for our shareholders.”

Financial and Operational Review

December 31		Three Months			Twelve Months Ended
	2009	2008	% Change	2009	2008	% Change
Financial
($000’s except per share amounts)
Petroleum and Natural Gas Sales, net of transportation	9,935	13,213	(25)	33,772	74,463	(55)
Cash Flow from (used for) Operations before restructuring costs	3,666	4,654	(21)	(371)	33,901	(101)
Per Share	0.02	0.03	(33)	(0.00)	0.23	(100)
Net Income (Loss)	(63,903)	(18,189)	251	(53,321)	(23,758)	124
Basic & Fully Diluted Earnings Per Share	(0.32)	(0.11)	191	(0.30)	(0.16)	88
Capital Expenditures	19,360	42,893	(55)	104,597	119,819	(13)
Nova Scotia Offshore Deposits	-	15,167	100	-	15,167	100
Net Surplus (Debt)	(9,345)	(41,229)	77	(9,345)	(41,229)	77

Shares Outstanding at Period End	197,057,716	168,644,716	17	197,057,498	168,644,716	17

Operating
Average Production
Natural Gas (mcf/d)	14,428	15,726	(8)	14,569	16,685	(13)
Oil and NGL’s (bbls/d)	653	599	9	592	661	(10)
Boe/d	3,058	3,220	(5)	3,020	3,442	(12)
Average Selling Price
Natural Gas ($/mcf)	4.82	7.22	(33)	4.09	8.58	(52)
Oil and NGL’s ($/bbl)	56.73	50.25	13	55.09	91.32	(40)
Total ($/boe)	34.87	44.48	(22)	30.52	59.51	(49)
Gross Undeveloped Land (Acres)
Western Canada	226,119	241,749	(6)	226,119	241,749	(6)
Offshore Trinidad and Tobago	80,890	135,060	(40)	80,980	135,060	(40)
Offshore Nova Scotia	27,790	1,234,546	(98)	27,790	1,234,546	(98)
Offshore Tunisia/Libya	768,000	768,000	-	768,000	768,000	-

Wells Drilled Western Canada
Gross	13	15	(13)	13	33	(61)
Net	11.4	10.9	5	11.4	27.5	(59)

Canadian Superior Energy Inc. is a Calgary, Alberta, Canada based diversified global energy company engaged in the exploration and production of oil and natural gas and in the development of a liquefied natural gas (“LNG”) project.  Its operations are located offshore Trinidad and Tobago, Western Canada, North Africa, offshore Eastern Canada, and offshore Eastern United States.  See Canadian Superior’s website at www.cansup.com to review further detail on Canadian Superior’s operations.

Non-GAAP Measures – This document contains terms such as cash flow from operations and operating netback, which are non-GAAP financial measures that do not have any standardized meaning prescribed by GAAP and are, therefore, unlikely to be comparable to similar measures presented by other issuers.  Management believes cash flow from operations and operating netback are relevant indicators of the Company’s financial performance, ability to fund future capital expenditures and repay debt.  Cash flow from operations and operating netback should not be considered an alternative to or more meaningful than cash flow from operating activities, as determined in accordance with GAAP, as an indicator of the Company's performance.  These measures have been described and presented in this document in order to provide shareholders and potential investors with additional information regarding the Company’s liquidity and its ability generate funds to finance its operations.

Boe Presentation – Production information is commonly reported in units of barrel of oil equivalent ("boe").  For purposes of computing such units, natural gas is converted to equivalent barrels of oil using a conversion factor of six thousand cubic feet to one barrel of oil.  This conversion ratio of 6:1 is based on an energy equivalent conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.  Such disclosure of boes may be misleading, particularly if used in isolation.  Readers should be aware that historical results are not necessarily indicative of future performance.

This news release contains "forward-looking information" (within the meaning of applicable Canadian securities laws) and "forward -looking statements" (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", "project" or similar words suggesting future outcomes or statements regarding an outlook. Such statements include, among others, those concerning our anticipated strategic and operational plans including the development and drilling program in Trinidad, future construction plans at the Liberty LNG regassification project, the proposed development, production, refining and further exploration in Tunisia and Libya, our development program in Western Canada and potential growth opportunities and strategy of the Company, the hiring of a Chief Executive Officer, future capital expenditures, our expected financial performance, and the expectation of successful future results.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, operating conditions, availability of capital, and capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, risks affecting the Company's ability to execute projects and market oil and natural gas, risks inherent in operating in foreign jurisdictions, the ability to attract key personnel, including the hiring of a Chief Executive Officer, and the inability to raise additional capital. Additional assumptions and risks are set out in detail in the Company’s Annual Information Form, available on SEDAR at www.sedar.com., and the Company's annual reports on Form 40-F or Form 20-F on file with the U.S. Securities and Exchange Commission.

Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company's securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release is as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information except as required by law.

For Further Information Please Contact:

Canadian Superior Energy Inc.
Suite 3200, 500 - 4th Avenue S.W.
Calgary, Alberta, Canada T2P 2V6
Investor Relations
Phone: (403) 294-1411
Fax: (403) 216-2374

www.cansup.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN SUPERIOR ENERGY INC.
(Registrant)
Date:	March 30, 2010	By:	/s/ Robb Thompson
			Name:	Robb Thompson
			Title:	Chief Financial Officer